PERRY HILL ACQUISITION CORPORATION
                             215 Apolena Avenue
                        Newport Beach, California 92662

                             ---------------------

                               March 4, 2016


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                                    Re: Perry Hill Acquisition Corporation
					Amendment No. 1 to registration
					statement on Form 10
					Filed January 7, 2016
					File No. 000-55566


To the Securities and Exchange Commission:

     Perry Hill Acquisition Corporation (the "Company") has filed its Form 10 and amendment thereto and in regard to such filing acknowledges that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,

                                Perry Hill Acquisition Corporation


                                By: /s/ James M. Cassidy
                                    President